175 Ghent Road
Fairlawn, OH 44333-3300 USA
Tel: 330-869-4284
Fax: 330-869-4482
mike.curran@omnova.com

Michael L. Curran
Vice President, Controller

March 26, 2014

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, DC 20549

Attention:     Terence O’Brien
Thomas D’Orazio
Al Pavot
Sherry Haywood
Era Anagnosti

Re:	OMNOVA Solutions Inc.
Form 10-K for Fiscal Year Ended November 30, 2013
Filed January 24, 2014
Definitive Proxy Statement on Schedule 14A
Filed February 6, 2014
File No. 1-15147

Ladies and Gentlemen:
OMNOVA Solutions Inc., an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in connection with the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 24, 2014 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2013 (the “Form 10-K”) and the Definitive Proxy Statement on Schedule 14A.
The Commission has asked that the Company either respond to the Commission’s comments in the Comment Letter within 10 business days or tell the Commission when the Company will provide a response.  The Company is currently reviewing the Comment Letter.  The Company is requesting that it be allowed to respond on or before April 15, 2014. This additional time will enable the Company to fully and adequately respond to the Commission’s comments.
If you have any questions regarding the foregoing, please contact the undersigned at (330) 869-4284.

Sincerely,
/s/ Michael L. Curran
Michael L. Curran
Vice President, Controller